Exhibit 12.01

        The ratio of fixed charges was computed as follows:

Nine Months Ended	Fiscal year ended
July 31, 2009	October 31, 2008	October 31, 2007	October 31, 2006	October 31, 2005	October 31, 2004
(a)	6.3	6.8	6.9	6.1	2.2

    (a)
    In order to cover fixed charges in the nine months ended July 31, 2009, our earnings from continuing operations before taxes and equity income would have had to increase by $72 million.